UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ruckus Wireless, Inc.

(Name of Subject Company)

Ruckus Wireless, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

(650) 265-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 350 West Java Drive Sunnyvale, CA 94089 (650) 265-4200	Alexandra D. Korry Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Rd Palo Alto, CA 94303 (650) 461-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Ruckus Wireless, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer (the “Offer”) by Brocade Communications Systems, Inc., a Delaware corporation (“Parent” or “Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to exchange for each issued and outstanding share of the common stock of the Company, par value $0.001 per share, that is validly tendered and not validly withdrawn in the offer, (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of Brocade common stock, in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 29, 2016, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations And Agreements

Footnote 1 to the table under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company – Consideration for Shares” is amended and restated to read in its entirety as follows:

(1)	Includes (i) Shares held as of April 26, 2016 (except as otherwise indicated in footnotes 7 and 9), (ii) Shares underlying Company RSUs held as of such date that will vest on or prior to the expected expiration of the Offer and (iii) Shares underlying “in the money” Company stock options held as of such date that will vest on or prior to the expected expiration of the Offer, assuming the holder thereof exercises each such vested Company stock option by withholding the number of Shares with value equal to the aggregate exercise price of the Company stock options exercised prior to tendering the underlying Shares in the Offer and that the price per Share as of the date of such exercise is $13.60, which is the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 4, 2016. The table does not include (i) Shares underlying “underwater” vested Company stock options, which will be replaced with Parent Common Stock options in connection with the Merger or (ii) certain unvested Company RSUs and Company PSUs for which the vesting will be accelerated in connection with the Merger as described in detail in Item 8 under the heading Additional Information—Golden Parachute Compensation”.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company – Quantification of Payments for Equity-Based Awards” is hereby amended and restated to read in its entirety as follows:

Estimates of the amounts that would be payable to each of the Company’s named executive officers and directors upon settlement of their vested Company stock options and Company RSUs are included in the amounts set forth in the table above under the heading “—Consideration for Shares.” For estimates of the amounts that would be payable to each of the Company’s named executive officers upon settlement of their unvested Company equity-based awards, see Item 8 under the heading “Additional Information—Golden Parachute Compensation” below. The estimated amount that would be payable to each of the Company’s six non-employee directors upon settlement of their unvested Company equity-based awards if the Effective Time of the Merger occurred on May 26, 2016 is set forth in the table below. The amounts set forth below are determined assuming that the service of the director terminated without cause effective as of the Closing, that no amount of withholding taxes are applicable to such payments, no payments are delayed for six months to the extent required under Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Internal Revenue Code Section 280G to such payments and a price per Share of $13.60, the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 4, 2016.

Name	Unvested Stock Options ($)(1)(2)	Unvested Restricted Stock Units ($)(1)	Total Amount ($)
Directors
Georges Antoun	$5,575	—	$5,575
Barton M. Burstein	$52,760.43	$114,756.80	$167,517.23
Gaurav Garg	$5,575	—	$5,575
Stewart Grierson	$29,095.09	—	$29,095.09
Mohan Gyani	$5,575	—	$5,575
Richard Lynch	$5,575	—	$5,575

(1)	Unvested Company equity-based awards held by non-employee directors will vest in connection with the Merger.

(2)	The reported consideration does not account for Company stock options held by non-employee directors which are “underwater”. “Underwater” Company stock options will be replaced with Parent Common Stock options in connection with the Merger, and non-employee directors will have three months from the date of the termination of their service to exercise their Parent Common Stock options.

Item 8.	Additional Information

The paragraph beginning on page 54 and ending on page 55 of the Schedule 14D-9 under “Item 8. Additional Information—Antitrust Compliance” is hereby amended and restated as follows:

Parent and the Company derive revenues in other jurisdictions where antitrust or competition law filings or clearances are required. As described in the Prospectus/Offer to Exchange under the heading “Merger Agreement—Conditions—Conditions to the Offer,” it is a condition to the Offer that the German Federal Cartel Office has granted clearance with respect to the Offer and the Merger. On May 9, 2016, the German Federal Cartel Office completed its Phase I investigation and granted clearance with respect to the Offer and the Merger. As a result, this condition to the Offer has been satisfied.

The first paragraph under “Item 8. Additional Information—Certain Litigation” is hereby amended to replace the word “Macuire” with “Maguire”.

In addition, “Item 8. Additional Information—Certain Litigation” is hereby amended to add the following as a new third paragraph:

On May 10, 2016, Robert D. Borrego, a purported stockholder of the Company, filed a stockholder class action complaint (the “Borrego Complaint”) in the United States District Court, District of Delaware, against the Company and members of the Board. The plaintiff in the Borrego Complaint alleges that the Company and the Company’s directors violated certain sections of the Exchange Act and certain rules and regulations thereunder and breached their fiduciary duties owed to the Company’s stockholders. The Borrego Complaint seeks, among other things, to enjoin the defendants from taking any steps to consummate the Offer and the Merger, or in the event that the Offer and the Merger are consummated, to recover damages resulting from the individual defendants’ violations of their fiduciary duties owed to the Company’s stockholders. The defendants believe the allegations are without merit and intend to vigorously defend against all allegations that have been asserted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2016	RUCKUS WIRELESS, INC.

	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel & Corporate Secretary

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